Press Release	Source: Next, Inc.

Next Inc. Provides Update and Comments on Share Price

CHATTANOOGA, Tenn.--(BUSINESS WIRE)—December 14, 2005--Next Inc. (OTCBB:NXTI - News) an emerging leader in the sportswear and promotional products industry today said it knows of no fundamental reason for the recent decline in the share price of its common stock. The company recently reported the hiring of Robert Budd as its new CEO and previously reported record third quarter sales that rose 39.4%. The company also reported a profit in the same quarter. The company will also report a double-digit sales increase for 4th quarter of 2005, and a 24% increase in net sales for fiscal year 2005 compared to fiscal year 2004.

Robert Budd, the Company's CEO stated, "Like our shareholders, we too are concerned about the recent decline of our share price. With management and the Board of Directors collectively owning significant shares, our interests are directly aligned with our shareholders.  I am committed to building bottom line profits which in turn should build shareholder value.”

Budd further commented, "Having now had time to entrench myself into the company’s operations, I'm very optimistic going forward.  We are re-organizing sales and operations management, and I anticipate a one time financial inventory write down in the 4th quarter due to our re-focusing management on profitability and inventory turnover.  In addition, we've identified several areas where we can substantially cut costs and increase productivity.

The first quarter of 2006 should also show a sales increase over 1st quarter 2005.  The Company has been able to show excellent revenue growth over the past several years, and we are confident that beginning in 2006 we will be able to generate larger, more consistent earnings from that revenue."

About Next Inc. http://www.nextinc.net

Next Inc. is a creative and innovative sales and marketing organization. Next Inc. designs, develops, markets, and distributes licensed and branded promotional products and imprinted sportswear primarily through major college and university, motor sports and other major promotional key licensing agreements. Next is one of the dominant companies in the highly fragmented licensed promotional products and imprinted sportswear industries.

The company has expanded its distribution to include e-commerce through which a significant amount of the Company's most popular licensed products is marketed. The most significant are, www.campustraditionsusa.com, www.rpmsportsusa.com, www.americanbiker.net and www.americanwildlifeusa.com.

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which contains a safe harbor for forward-looking statements. The Company relies on this safe harbor in making such disclosures. The statements are based on management's current beliefs and assumptions about expectations, estimates, strategies and projections. These statements are not guarantees of future performance or results and involve risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements.

Contact:

Next, Inc., Chattanooga

Jason Assad, 423-296-8213 Ext. 113

jassad@nxt-inc.com